PINE VALLEY MINING CORPORATION ANNOUNCES

ANNUAL SHAREHOLDERS’ MEETING; CHANGES IN DIRECTORS & OFFICERS AND GRANT OF STOCK OPTIONS

VANCOUVER, BRITISH COLUMBIA, August 22, 2006 – Pine Valley Mining Corporation (TSX: PVM; OTC: PVMCF) (the “Company”) announces that the Company’s shareholders approved all special and routine business matters submitted for their consideration at the Annual General & Special Meeting held in Vancouver, BC on July 27, 2006.

Shareholders passed a resolution amending the Company’s Amended & Restated Share Option Plan to, among other things, to change the aggregate number of Common shares issuable under the Plan from a fixed maximum number of 7,162,767 Common shares to a fixed maximum percentage of 10% of the Common shares issued and outstanding from time to time.  Deloitte & Touche were re-appointed auditors for the ensuing year, and the following persons were re-elected to the Company’s Board of Directors:  Mark Smith, Graham Mackenzie, Clay Gillespie, Gordon Fretwell, Jeffrey Fehn and Robert Armstrong.  Scott Brown and Robert (Bob) Bell (currently an officer of the Company) were elected as new directors of the Company.

At the directors’ meeting held immediately following the shareholders’ meeting, the directors appointed the following officers to serve for the ensuing year:  Robert Bell, President and Chief Executive Officer; Jeffrey Fehn, Chairman; Martin Rip, Vice-President, Finance, Chief Financial Officer and Secretary, Samuel Yik, Vice-President, Corporate Development and Commercial Operations (since resigned) and Jacobus (Kobie) Koornhof, Vice-President, Marketing (effective August 1, 2006).  Other routine business was approved at the directors’ meeting, including the appointment of members to the Audit and Compensation Committees.

Kobie Koornhof is an experienced coal industry professional with extensive international marketing experience and strong technical background. Mr. Koornhof has twenty-five years of experience in international raw material supply, demand and pricing dynamics. He has in-depth experience in Pine Valley’s primary markets:  Europe, Asia and South America.  Mr. Koornhof’s primary focus is to promote sales of the company’s coking coal product with existing as well as new customers as well as to manage transportation and logistics arrangements with its customers.  In addition, Mr. Koornhof augments the Pine Valley management team’s technical capabilities with proven ability in coal exploration, mining, and quality control. Prior to joining Pine Valley, he was responsible for all export marketing at NEMI Northern Energy & Mining and has also held export-marketing positions in the past with Luscar Ltd. and Anglo Coal.  Mr. Koornhof holds a Master’s degree in geology and a Masters of Mineral Exploration from McGill University.

Scott Brown has over thirty years experience and controls Pickands Mather Coal Company and its affiliated companies (collectively “PMCC”), all of which are involved in providing client focused sales, marketing, and transportation logistic services to clients who are involved in the production and delivery or receipt of coal, gypsum, limestone, and miscellaneous bulk products. PMCC primarily acts as agent either in the sale or shipment of coal or other bulk products.  PMCC markets coal and other bulk products for clients and also represents a number of companies whose raw material product flows include the trans-shipment of those products by lake, vessel, railroad, truck, or barge.  PMCC also provides on-site inspection and audit services.

The Company also announces that effective August 22, 2006, the Company has granted, under its Share Option Plan, incentive stock options to a director and an employee to purchase up to 210,000 common shares in the capital of the Company. The options are exercisable at a price of $0.89 per share for a period of five years ending on August 21, 2011.

This news release contains certain “forward looking statements”, as defined in the United States Private Securities Litigation Reform Act of 1995, that involve a number of risks and uncertainties including but not limited to economic, competitive, governmental and geological factors effecting the Company’s operations, markets, products and prices and other risk factors.  There can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements.  Factors that could cause future results to differ materially from those anticipated in these forward-looking statements include the Company’s dependence on the steel industry, volatility in coal prices, accidents and other risks associated with mining operations, the Company’s need for and availability of additional financing, the restrictions imposed under  the Company’s existing debt arrangements and its debt service requirements and the other  risk factors  discussed in greater detail in the Company’s various filings with the Securities and Exchange Commission and Canadian securities regulators, including the Company’s Form 20-F dated June 21, 2006.

PINE VALLEY MINING CORPORATION

“Robert Bell”

Robert Bell

President and Chief Executive Officer

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Contacts:

Robert (Bob) Bell

Martin Rip

President & Chief Executive Officer

Vice-President, Finance and CFO

(604) 682-4678

(604) 682-4678

Vancouver, British Columbia, Canada

Vancouver, British Columbia, Canada

Company e-mail contact:  pinevalley@pinevalleycoal.com